EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2007 and 2006

(expressed in United States dollars)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Balance Sheets

(expressed in United States dollars)

(Unaudited)

	September 30, 2007	December 31, 2006

Assets

Current assets
Cash and cash equivalents	$ 919,392	$ 2,504,377
Short-term investments	2,644,052	--
Accounts receivable	2,179,510	14,646
Due from related party (Note 6)	--	235,410
Prepaid expenses and deposits	123,276	170,589
	5,866,230	2,925,022
Other	8,037	7,007
Equipment	304,043	421,949
Mineral property interests (Note 3)	925,766	910,672

	$ 7,104,076	$ 4,264,650

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 827,912	$ 249,873
Due to related parties (Note 6)	566,999	195,483
Capital lease obligation	5,718	5,365
	1,400,629	450,721
Capital lease obligation (Note 4)	27,173	31,504
Preference shares (Notes 5 and 6)	749,564	626,724
	2,177,366	1,108,949

Shareholders’ equity
Share capital	36,876,648	33,062,945
Preference shares (Notes 5 and 6)	87,045	90,902
Warrants	2,542,717	1,085,434
Share subscriptions	78,362	--
Contributed surplus	2,412,930	2,412,930
Deficit	(36,493,536)	(32,919,054)
Accumulated other comprehensive income (Note 2)	(577,456)	(577,456)
	4,926,710	3,155,701

	$ 7,104,076	$ 4,264,650

Subsequent events (Notes 1 and 5)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

“Robin A. W. Elliott”

“Sargent H. Berner”

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Expenses
Amortization	$ 19,792	$ 22,168	$ 65,194	$ 64,652
Accretion of debt portion of preference shares	3,282	3,668	9,330	10,858
Ceramext™ process research (Note 9)	179,988	458,999	506,778	1,179,000
Exploration expenses (Note 8)	877,074	467,742	2,134,473	1,349,843
Foreign exchange loss	58,508	1,322	72,908	24,732
Finance expense	13,971	13,019	39,910	37,179
Legal, accounting and audit	(1,041)	13,209	85,909	61,795
Management and consulting fees	15,139	8,070	33,838	50,331
Other consulting fees	--	--	18,844	28,309
Office and administration	79,908	96,083	242,092	383,681
Salaries and benefits	104,841	126,229	363,775	522,796
Shareholder communications	40,907	33,788	166,848	153,247
Travel	22,243	11,300	90,287	97,152
Loss before interest income	1,414,612	1,255,597	3,830,186	3,963,575

Interest income	(5,754)	(2,810)	(33,970)	(38,704)
Loss for the period before income taxes	1,408,858	1,252,787	3,796,216	3,924,871
Income tax expense (recovery)	26,317	--	(221,734)	--
Loss for the period	1,435,175	1,252,787	3,574,482	3,924,871
Deficit, beginning of period	35,058,361	30,466,811	32,919,054	27,794,727

Deficit, end of period	$ 36,493,536	$ 31,719,598	$ 36,493,536	$ 31,719,598

Loss per share – basic and diluted	$ 0.02	$ 0.02	$ 0.04	$ 0.06

Weighted average number of common shares outstanding	85,535,082	65,654,084	84,357,802	65,923,632

Total common shares outstanding at end of period	138,213,475	67,117,301	138,213,475	67,117,301

Interim Statements of Comprehensive Income

	Three months ended September 30, 2007	Nine months ended September 30, 2007
Loss for the period before comprehensive income	$ 1,435,175	$ 3,574,482
Other comprehensive income	--	--
Comprehensive loss for the period	$ 1,435,175	$ 3,574,482

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity
Three and nine months ended September 30, 2007 and 2006

(expressed in United States dollars)
(Unaudited)

	Common Shares Without Par Value		Preference Shares	Warrants	Share subscriptions	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2005	65,538,099	$ 29,874,576	$ 90,902	$ --	$ --	$ 2,319,034	$ (577,456)	$ (27,794,727)	$ --	$ 3,912,329
Shares issued for cash
Private placement at Cdn$0.60, less share issue costs	1,426,202	632,895	--	65,198	--	--	--	--	--	698,093
Private placement at Cdn$0.26, less share issue costs	14,344,105	1,907,693	--	939,089	--	--	--	--	--	2,846,782
Flow-through private placement at Cdn$0.38, less share issue costs	2,238,000	581,896	--	81,147	--	--	--	--	--	663,043
Stock options exercised	153,000	50,629	--	--	--	(13,566)	--	--	--	37,063
Shares issued for other
Stewart Property payment at Cdn$0.29	60,000	15,256	--	--	--	--	--	--	--	15,256
Stock-based compensation	--	--	--	--	--	107,462	--	--	--	107,462
Cumulative translation adjustment	--	--	--	--	--	--	577,456	--	(577,456)	--
Loss for the year	--	--	--	--	--	--	--	(5,124,327)	--	(5,124,327)
Balance, December 31, 2006	83,759,406	33,062,945	90,902	1,085,434	--	2,412,930	--	(32,919,054)	(577,456)	3,155,701
Gold conversion option reclassified as debt	--	--	(3,857)	--	--	--	--	--	--	(3,857)
Recovery of future income tax	--	(221,734)	--	--	--	--	--	--	--	(221,734)
Private placement at Cdn$0.11, less share issue costs	54,454,069	4,035,437	--	1,457,283	78,362	--	--	--	--	5,571,082
Loss for the period	--	--	--	--	--	--	--	(3,574,482)	--	(3,574,482)
Balance September 30, 2007	138,213,475	$ 36,876,648	$ 87,045	$ 2,542,717	$ 78,362	$ 2,412,930	$ --	$ (36,493,536)	$ (577,456)	$ 4,926,710

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(expressed in United States dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Cash provided by (used for):
Operating activities:
Loss for the period	$ (1,435,175)	$ (1,252,787)	$ (3,574,482)	$ (3,924,871)
Items not involving cash
Amortization	42,645	44,743	125,846	130,746
Accretion of debt component of preference shares	3,282	3,668	9,330	10,858
Effect of currency translation	49,139	(849)	108,623	24,817
Gain on disposition of equipment	(3,298)	--	(3,298)	--
Income tax expense (recovery)	25,000	--	(221,734)	--
Changes in non-cash operating working capital
Accounts receivable	(10,912)	6,543	(36,071)	25,588
Due to/from related parties	--	170,984	--	185,866
Prepaid expenses and deposits	101,967	(26,834)	47,313	(5,532)
Accounts payable and accrued liabilities	288,135	121,770	337,614	(41,828)
Capital lease	--	1,099	--	5,251
	(939,217)	(931,663)	(3,206,859)	(3,589,105)

Investing activities:
Mineral property acquisition costs	--	(26,639)	(15,094)	(62,630)
Purchase of short-term investments	(2,105,264)	--	(2,644,052)	--
Proceeds on sale of equipment	--	--	10,000	--
Equipment additions	--	(11,033)	(17,556)	(46,817)
	(2,105,264)	(37,672)	(2,666,702)	(109,447)

Financing activities:
Common shares issued for cash	3,497,220	703,972	3,607,619	741,035
Share subscriptions received	78,362	--	78,362	--
Due to related parties	238,069	--	606,926	--
Repayment of capital lease	(1,349)	--	(4,331)	--
	3,812,302	703,972	4,288,576	741,035
Increase (decrease) in cash and cash equivalents during the period	767,821	(265,363)	(1,584,985)	(2,957,517)
Cash and cash equivalents, beginning of period	151,571	731,785	2,504,377	3,423,939
Cash and cash equivalents, end of period	$ 919,392	$ 466,422	$ 919,392	$ 466,422
Cash and cash equivalents consists of:
Cash and in bank	$ 919,392	$ 466,422	$ 919,392	$ 466,422
Short-term money market instruments	--	--	--	--
	$ 919,392	$ 466,422	$ 919,392	$ 466,422

See accompanying notes to interim consolidated financial statements

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006

(expressed in United States dollars)
(Unaudited)

1.

Basis of presentation and operations:

The accompanying consolidated financial statements for the interim periods ended September 30, 2007 and 2006, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year and have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006.

As at September 30, 2007, the Company has no source of operating cash flow and has an accumulated deficit of $36,493,536.  In addition, the Company has working capital, which is defined as current assets less current liabilities, of $4,465,601 and has capitalized $925,766 in acquisition costs related to the Rozan, Stewart, Jazz and Idaho-Maryland mineral property interests.  The Company had a loss of $3,574,662 for the nine month period ended September 30, 2007.  Operations for the period ended September 30, 2007, have been funded primarily from net changes in working capital balances.  On September 27, 2007, and subsequent to September 30, 2007, the Company closed a private placement for a total of 54,454,069 units at  a price of Cdn$0.11, each comprised of one common share and one share purchase warrant, exercisable for two years at a price of Cdn$0.15.  (See Note 5)

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing.  Although there are no assurances that management’s plan will be realized, management believes that it will be able to secure the necessary financing to continue operations into the future.  The Company has incurred severance costs related to several employees of the Company. Additional severance costs are expected in the three months ended December 31, 2007.

These financial statements do not reflect adjustments to the amounts of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006

(expressed in United States dollars)
(Unaudited)

2.

Accounting policies:

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2006, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing January 1, 2007:

(a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all derivative financial instruments and financial assets, except those classified as held to maturity, must be measured at fair value.  Financial liabilities that are classified as held for trading must be measured at fair value; other classifications of liabilities are measured at amortized cost.  Investments classified as available-for-sale are reported at fair market value based on quoted market prices at the end of the period.  Unrealized gains or losses are excluded from earnings and reported as other comprehensive income or loss.  Investments subject to significant influence are reported at cost and not adjusted to fair market value.  Under this new standard, the valuation of the preference shares attributable to the gold-conversion option is more appropriately classified as a non-current liability.  As a result, $3,857 has been moved from the equity component of the preference shares to the debt component of the preference shares.

(b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c)

Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company.  The cumulative translation adjustment of $577,456 has been included in the transition adjustment opening balance.  There would be no income tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006

(expressed in United States dollars)
(Unaudited)

3.

Mineral property interests:

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  In February 2007, the Company negotiated an extension to the mining lease and option to purchase agreement whereby the term of the exercise date was extended from May 31, 2007, to December 31, 2008.  All other conditions of the original agreement, including the option purchase price and net smelter royalty remain unchanged.  The Company agreed to a quarterly option payment of $75,000 beginning on May 1, 2007, continuing for the term of the revised lease.  A one-time extension payment of $75,000 was paid upon execution of the revised agreement, in addition to the final option payment of $25,500 under the original lease.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia.  Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period.  Cash payments to September 30, 2007, totalled $45,000.

Rozan Gold Property, British Columbia

The Company has a 100% interest, subject to a 3% NSR, in the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$110,000 paid to date) and issuing 200,000 common shares, which were issued.  One additional cash payment of Cdm$40,000 is remaining, due in August 2007, whereupon the Company will be vested with 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors.

4.

Capital lease obligation:

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At September 30, 2007, future minimum lease payments under capital leases are $40,398, including $7,512 of anticipated interest payments, payable at $697 monthly.  The current portion is $5,718.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006

(expressed in United States dollars)
(Unaudited)

5.

Share capital:

Authorized

Unlimited number of common shares without par value

Unlimited number of first preference shares without par value

Common shares

During the nine months ended September 30, 2007, 18,360,000 warrants exercisable at a price of Cdn$0.70, expired, unexercised.  In addition, 463,000 stock options exercisable at prices from Cdn$0.10 to Cdn$1.00, were cancelled and 125,000 stock options, exercisable at a price of Cdn$0.30, expired, unexercised.

At September 30, 2007, the Company had completed two tranches of a private placement of a final total of 72,730,236 units (the “Units”) at a price of $0.11 per Unit.  Each Unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “Warrant Share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of $0.15 per Warrant Share.  At September 30, 2007, 54,454,069 common shares were issued pursuant to the private placement.

Finder’s fees to eligible finders (the “Finders”) were paid, equal to 8% of the proceeds raised by such Finders, and non-transferable options (the “Finder’s Options”), equal to 8% of number of Units sold by such Finders were also issued.  Each of the Finder’s Options is exercisable to acquire a Unit of the Company (the “Finder’s Units”) at a price of $0.11 per Finder’s Unit for a period of 18 months from the date of issuance, subject to adjustment.  Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder's Option at a price of $0.15.  At September 30, 2007, 3,831,323 Finder’s Units were issued.

Subsequent to September 30, 2007, an additional 18,276,167 common shares were issued and 1,150,480 Finder’s Options were issued, with the exercise terms as noted above.

Preference shares

Equity portion of Class A Preference Shares	Number of Shares	Amount
Balance, beginning of period	3,948,428	$ 90,902
Reclassification of gold conversion option	--	(3,857)
Balance, end of period	3,948,428	87,045
Debt Portion of Class A Preference Shares	September 30, 2007	December 31, 2006
Balance, beginning of period	$ 626,724	$ 613,871
Accretion of debt	9,330	14,469
Foreign exchange (gain) / loss on debt	109,653	(1,616)
Reclassification of gold conversion option	3,857	--
Balance, end of period	$ 749,564	$ 626,724

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006

(expressed in United States dollars)
(Unaudited)

5.

Share capital (continued):

Preference shares (continued)

The Series A Preference shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At September 30, 2007, $269,118 (December 31, 2006 - $194,148) in dividends payable has been accrued and is classified as due to related party.

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.  The adoption of the standards discussed in Note 2 resulted in the reclassification of $3,857 from the equity component of preference shares to the debt component of preference shares.

Warrants:

The following are the warrants outstanding at September 30, 2007:

Number of Warrants	Exercise Price	Expiry Date
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
54,454,069	Cdn$0.15	September 27, 2009
3,831,323	Cdn$0.11	February 27, 2009
3,831,323*	Cdn$0.15	September 27, 2009
80,856,538	Weighted Average Exercise Price: Cdn$0.21

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

Stock options:

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares, or 8,375,941 common shares.  At September 30, 2007, 6,313,000 stock options are outstanding, exercisable for periods up to ten years.  Subsequent to September 30, 2007, 505,000 fully vested options, exercisable at prices from Cdn$0.60 to Cdn$1.00, were cancelled.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006

(expressed in United States dollars)
(Unaudited)

6.

Related party transactions and balances:

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (Note 5).

Balances receivable from (d):	September 30, 2007	December 31, 2006
LMC Management Services Ltd. (a)	$ --	$ 235,410
	$ --	$ 235,410
Balances payable to (d):
LMC Management Services Ltd. (a)	$ 292,653	$ --
Directors, officers and employees	5,228	1,335
Preference shares	269,118	194,148
	$ 566,999	$ 195,483

Related party transactions in these interim consolidated financial statements are as follows:

(a)

During the nine months ended September 30, 2007, $603,516 (2006 - $666,087) was paid in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(b)

Consulting fees of Cdn$36,500 (2006 – Cdn$26,000) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These amounts are included in the services provided in (a) above.

(c)

Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are described in Note 5.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 5.

7.

Comparative figures:

Where necessary, comparative figures have been changed to conform to the current period’s presentation.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006

(expressed in United States dollars)
(Unaudited)

8.

Exploration expenses:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ 2,406	$ --	$ 2,465	$ --
Geological and geochemical	115,663	220,060	366,853	611,524
Land lease and taxes	75,000	56,038	215,844	116,578
Mine planning	225,121	157,393	916,623	411,790
Site activities	89,015	31,747	236,255	193,421
Transportation	2,464	1,498	4,470	13,698
Incurred during the period	509,669	466,736	1,778,510	1,347,011
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	9,265	172	9,534	228
Site activities	81	--	125	25
Assistance and recoveries	--	--	(307)	--
Incurred during the period	9,346	172	9,352	253
Rozan Property, British Columbia
Exploration costs
Assay and analysis	179	--	179	--
Drilling	1,629	--	1,629	--
Geological and geochemical	4,974	--	5,834	210
Site activities	1,368	--	1,619	64
Transportation	258	--	258	--
Assistance and recoveries	--	--	(294)	--
Incurred during the period	8,408	--	9,225	210
Stewart Property, British Columbia
Exploration costs
Assay and analysis	20,343	--	20,343	--
Drilling	262,044	--	262,044	--
Geological and geochemical	35,833	--	35,870	150
Site activities	5,349	--	5,512	150
Transportation	26,082	--	26,082	--
Assistance and recoveries	--	--	(12,465)	--
Incurred during the period	349,651	834	337,386	2,369
Incurred during the period	$ 877,074	$ 467,742	$ 2,134,473	$ 1,349,843

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2007 and 2006

(expressed in United States dollars)
(Unaudited)

9.

Ceramext™ process research costs:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Ceramext™ Process Costs
Prototype materials for research	$ 18,715	$ 31,560	$ 60,524	$ 127,068
Ceramext™ process royalties and amortization of license fee and bench-scale research facility	20,000	10,000	60,000	30,000
Consulting fees	3,373	18,259	4,780	32,348
Consumable materials	--	5,481	720	32,434
Engineering costs	115,647	308,722	286,582	726,800
Marketing and commercialization	30	20,769	599	25,091
Sample preparation	--	16,443	680	51,909
Site costs	21,991	37,225	86,792	123,460
Transportation	232	10,540	6,101	29,890
Incurred during the period	$ 179,988	$ 458,999	$ 506,778	$ 1,179,000